Goldman Sachs & Co. LLC

200 West Street

New York, NY 10282

J.P. Morgan Securities LLC

383 Madison Avenue

New York, NY 10017

May 21, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attention: Suzanne Hayes

Re:                             KINIKSA PHARMACEUTICALS, LTD.

Registration Statement on Form S-1 (File No. 333-224488)

Dear Ms. Hayes:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join Kiniksa Pharmaceuticals, Ltd. (the “Company”) in requesting that the effective date for the registration statement referred to above be accelerated so that it will be declared effective at 4:00 p.m. Eastern Time on May 23, 2018 or as soon as possible thereafter.

In connection with this acceleration request and pursuant to Rule 460 under the Act, we wish to advise you that we have effected the following distribution of the Company’s preliminary prospectus dated May 14, 2018 through the date hereof:

Preliminary Prospectus dated May 14, 2018

4,171 copies to prospective underwriters, institutional investors, dealers and others.

The undersigned further advise you that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the above-described offering.

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Very truly yours,

GOLDMAN SACHS & CO. LLC
J.P. MORGAN SECURITIES LLC

As Representative of the several Underwriters

GOLDMAN SACHS & CO. LLC

By:	/s/ Elizabeth Wood
Name:	Elizabeth Wood
Title:	Managing Director

J.P. MORGAN SECURITIES LLC

By:	/s/ David Ke
Name:	David Ke
Title:	Executive Director

[Signature Page to Acceleration Request]